20140010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Jon Filderman
Merck & Co., Inc.
jon.filderman@merck.com

Re: Merck & Co., Inc.
Incoming letter dated January 23, 2014

Dear Mr. Filderman:

This is in response to your letter dated January 23, 2014 concerning the shareholder proposal submitted to Merck by James Penzak. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: James Penzak
FISMA & OMB Memorandum M-07-16

January 30, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated January 23, 2014

The proposal requests that the company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal relates to a specific amount of dividends. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Jon Filderman
Managing Counsel
Corporate Legal Group

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
Tel: 908-423-3853

January 23, 2014

MERCK

BY ELECTRONIC MAIL

(shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Merck & Co., Inc. - Shareholder Proposal Submitted by James Penzak, dated October 15, 2013

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Merck & Co., Inc., a New Jersey corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 4, 2013, the Company received a shareholder proposal and supporting statement (the "Proposal") submitted by James Penzak (the "Proponent"). The Company intends to omit the Proposal from its proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") for the reasons set forth below and respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") confirm that it will not recommend any enforcement action against the Company for excluding the Proposal.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter submitted by the Proponent (attached hereto as Exhibit A). Because we are submitting this request electronically pursuant to SLB No. 14D, we are not enclosing six copies of this correspondence as is ordinarily required by Proxy Rule 14a-8(j)(2). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent as notice of the Company's intention to omit the Proposal from the Company's Proxy Materials. This letter is being filed with the Staff pursuant to Rule 14a-8(j)(1) no later than eighty (80) calendar days before the Company intends to file its definitive Proxy Materials with the Staff.

The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to only the Company. In addition, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) and Section E of SLB No. 14D.

I. The Proposal

The resolution included in the Proposal states:

Resolved:

That the shareholders of Merck & Co., Inc. ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because the Proposal is in violation of Rule 14a-8(i)(13) of the Exchange Act.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because the Proposal Relates to a Specific Amount of Dividends.

Rule 14a-8(i)(13) states that a registrant may omit a shareholder proposal from its proxy materials if the proposal "relates to specific amounts of cash or stock dividends." The Proposal requests that the Company create a new security and requires that the new security not receive any dividends. As such, the Proposal mandates that a specific amount of dividends be issued by the new security – the amount being zero. In addition, the Proposal appears to set a dividend amount to effectuate the issuance of the new security to the existing shareholders of the Company in the form of a stock dividend (i.e., one share of the new security for each share of common stock).

The Proponent recently submitted to at least two other companies for inclusion in their respective proxy statements proposals that are identical to the Proposal. *See, Anadarko Petroleum Corp.* (January 13, 2014) and *Dominion Resources, Inc.* (January 13, 2014). In each case, the Staff agreed that the applicable "proposal relates to a specific amount of dividends" and, as such, permitted the exclusion of the proposal.

The Staff's position in those two cases is consistent with its prior interpretation of Rule 14a-8(i)(13). In connection with its adoption in 1976, the Staff noted that "[t]he purpose of [Rule 14a-8(i)(13)] was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters." Specifically, the Staff was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid. The Staff has consistently interpreted Rule 14a-8(i)(13) broadly, permitting the exclusion of shareholder proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends. *See, e.g., Minnesota Mining and Manufacturing Co.* (March 6, 2001) (proposal to eliminate cash dividends and use the earnings for expansion and share repurchases excludable as relating to a specific amount of cash dividends); *Eastman Chemical Co.* (March 8, 2000) (proposal that would have the effect of reducing the company's cash dividend to zero by substituting stock dividends approximating value of cash dividends excludable pursuant to Rule 14a-8(i)(l3)); and *US West, Inc.* (November 8, 1999) (proposal to implement stock dividends approximating value of cash dividends excludable under Rule 14a-8(i)(13)). Further, in *National Mine Service Co.* (September 3, 1981), the Staff permitted the exclusion of a proposal that requested the company to eliminate all cash dividends for a given fiscal year, stating: "Since the proposal seeks the cessation of all dividend distributions for fiscal year 1982, it is our view that it is excludable under Rule 14a-8(i)(13) as a proposal relating to "specific amounts of cash or stock dividends."

III. Conclusion

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(13).

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned at jon.filderman@merck.com and to the Proponent at

*** FISMA & OMB Memorandum M-07-16 ***

If the Staff has any questions or requires additional information regarding the foregoing, please contact the undersigned at (908) 423-3853.

Very truly yours,

Jon Filderman
Managing Counsel
Corporate Legal Group

Att.
cc: Mr. James Penzak

s:filderman/penzak

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

October 15, 2013

GERALYN S. RITTER
NOV 0 4 2013
RECEIVED

Ms. Geralyn S. Ritter
Senior Vice President, Global Public Policy and Corporate Responsibility
Secretary and Assistant General Counsel
Merck & Co., Inc., WS3A-65
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Regarding: Shareholder Proposal to Improve Shareholder Returns

Dear Ms. Ritter:

I have been a shareholder of Merck & Co., Inc. since 5/31/2006 and will not sell any of my Merck shares through December 2014; I also plan to increase my holdings of your company over the coming years. Although I enjoy the benefits of having your company as a part of my portfolio, I am unhappy with Merck's dividend policy as it forces me to incur reinvestment costs, which reduces my long-term returns. I am submitting a shareholder proposal to your company to improve my expected long-term returns.

This is a brief summary of my proposal:

- Merck will issue another class of common stock that trades alongside the existing common shares but pays no dividends;
- As dividends are paid to existing common stock shares, the new class of common shares increases in value as a function of the foregone dividend;
- Excess cash earmarked for dividends but not spent on dividends can be used to increase dividend yields to existing common stock shares, for share buyback, or for other corporate purposes;
- Investors of this new class of common shares pay no dividend taxes thereby increasing long-term after-tax returns with no incremental risk;
- Investors would be willing to pay a premium for this new class of stock shares similar to how investors pay a premium for municipal bonds versus corporate bonds; and
- Investors willing to pay a premium for this new class of common shares will indirectly increase the value existing common shares, thereby benefiting investors who are not tax sensitive.

Unlike many other shareholder proposals, this proposal is intended to directly benefit all shareholders and provide management additional flexibility to manage cash. As it is my intention to garner the support of management, the proposal can be adjusted – e.g., my proposal creates one additional share for each existing common stock share – that ratio can be increased or decreased if necessary.

I would be more than happy to answer any questions that you may have about this proposal. I look forward to your feedback and the support from Merck's management. Thank you for your consideration.

Sincerely,

James Penzak

Enclosures (2)

1. Shareholder proposal
2. Screenshot of my brokerage account (showing the date when my Merck holdings were purchased)

Merck Shareholder Proposal – Create Sub-Class Common Stock Shares

Resolved:

That the shareholders of Merck & Co., Inc. ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

Supporting Statement:

As dividends are paid, the number of common stock shares that equals a new sub-class of stock share will be updated as a function of the dividend yield paid to the common stock shareholders on a compounded basis. This ensures that value or voting rights are not inappropriately transferred between the existing class of common stock shares and the new sub-class of common stock shares.

For example, when a 2% dividend is paid to common stock shareholders, each new sub-class share will then be equal to 1.02 common stock shares.

$$1.02=1.00*(1/(1-2\%))$$

If a 3% dividend is then paid to common stock shareholders, each new sub-class share would then be equal to 1.05 common stock shares.

$$1.05=1.02*(1/(1-3\%))$$

And so forth...

After the creation of this sub-class of common stock shares, as dividends will be paid on only a portion of the outstanding equivalent common stock shares, the Company will have additional flexibility in managing cash available for dividends.

All stakeholders benefit from the creation of this sub-class. This new sub-class of common stock shares will:

1) Enable a higher per share dividend percent paid to common stock shareholders without impacting total corporate cash flow; often, high dividends are associated with companies that may be unable to maintain long-term dividend payments, but in this case an increased dividend percent does not signal unsustainability;
2) Attract long-term investors who do not have cash flow requirements by improving their expected after-tax returns without a commensurate increase in risk;
3) Positively affect the market cap value – investors will be willing to pay a premium for this new class of stock shares similar to how municipal bonds are priced at a premium to comparably rated corporate bonds; long-term investors would be willing to pay a 10% - 20% premium because of its tax efficiency;
4) Directly benefit existing common stock shareholders who pay little or no taxes – as tax-sensitive investors are willing to pay a premium for this new class of shares, arbitrage investors will force any premium pricing to increase the price of common stock shares as well;
5) Entitle shareholders to votes based proportionally on invested capital; and
6) Represent the true long-term performance to shareholders and should be used as the basis for management compensation.